Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated September 20, 2013

JPMorgan Double Short US Long Bond Treasury Futures ETN

On September 20, 2013 JPMorgan Chase & Co. announced that it will redeem all of the outstanding JPMorgan Double Short U.S. Long Bond Treasury Futures ETNs on or about October 3, 2013. The payment to the holders of these ETNs will be based on Closing Note Value as of September 27, 2013. Please see the attached press release and the relevant prospectus for additional information relating to the optional redemption.

Related Documents

- Press Release
- Fact Sheet
- Prospectus

The JPMorgan Double Short US Long Bond Treasury Futures ETNs ("ETNs") are designed to provide investors a convenient way to implement and monetize a rising rates view at the long end of the US Treasury curve. Subject to the resetting leverage, the investor fee and, if applicable, the repurchase fee, this allows for the possibility to profit from an expectation of rising interest rates. The ETNs are inversely linked to the performance of the NYSE US Long Bond Treasury Futures Index (the "Index"). The Index seeks to replicate the returns of maintaining a long position in the longer dated end of the US Treasury curve. The ETNs provide double inverse leveraged exposure to the Index, from one reset date to the next and less Investor Fees and any repurchase fee, so that you positively benefit from a fall in the price of the Index due to a rise in prevailing yields. The Investor Fees is 0.85% per annum and is deducted daily from the closing value of the ETN. The ETNs are senior, unsecured obligations of JPMorgan Chase & Co. and are subject to optional early redemption at the discretion of JPMorgan Chase & Co. after one year.

ETN Detail		ETN Market Data	
Ticker	DSTJ	As of Date	Aug 26 2013
Intraday Indicative Value Ticker[1]	DSTJ.IV	Closing Price[2]	35.00
Underlying Index	NYSE US Long Bond Treasury	High Price[3]	35.00

Underlying Ticker	**USTLBD**	Low Price[4]	**35.00**
Issuer	**JPMorgan Chase & Co.**	Closing Indicative Value[5]	**39.48**
Investor Fee	**0.85% p.a.**	Current Volume (# Notes)[6]	**400**
Maturity Date	**Sep 30 2025**	Average Volume (# Notes)[7]	**480**
Inception Date	**Oct 05 2010**	Current Exposure Amount[9]	**82.98**
Primary Exchange	**NYSE Arca**	Market Capitalization[8]	**$7,000,000**
CUSIP	**46634X864**		

Please review the Footnotes for explanation of the identified terms above

Returns, Standard Deviation and Correlation View Chart

Underlying Index	3 Month Return	1 Yr Return	3 Yr Return Annualised	Standard Deviation	Correlation
NYSE US Long Bond Treasury Futures Index	-7.30%	-9.21%	3.23%	10.68%	1.00
S&P 500 Index	0.44%	17.41%	14.04%	16.89%	-0.53
S&P GSCI Index	6.11%	-2.49%	5.81%	18.66%	-0.36
S&P/BGCantor U.S. Treasury Bond Index	-1.88%	-1.93%	1.90%	3.25%	0.93

Please review note 10 in the footnotes below

Footnote

1. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not intended as a price or quotation. The IIV will be based on the intraday indicative values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

2. The Closing Price means the last trade reported as of the date shown above or the most recent date a price was published.

3. The High Price means the highest trade reported on the date shown above or the most recent date a price was published.

4. The Low Price means the lowest trade reported on the date shown above or the most recent date a price was published.

5. The Closing Indicative Value of the ETNs means the last value reported for the intraday indicative value of the ETNs. The intraday indicative value of the ETNs (the "IIV") is meant to approximate the intrinsic economic value of an ETN. The IIV calculation will be provided for reference purposes only. It is not inteneded as a price or quotation. The IIV will be based on the intraday indictive values of the Index, and may not be equal to the payment at maturity or upon early repurchase. Please see the relevant pricing supplement for details.

6. Current Volume means the number of the ETNs traded across all exchanges on the date shown above. The liquidity of the market for the ETNs may vary materially over time. This does not include ETNs held by JPMorgan Chase & Co. or any of its affiliates.

7. Average Volume (or Daily Average Trading Volume) means the average number of the ETNs traded across all exchanges over the 50 trading day period ending on the date shown above. The liquidity of the market for the ETNs may vary materially over time.

8. Market Capitalization means the product of (i) the Closing Price of the ETNs on the date shown above and (ii) the total number of ETNs that have been issued, including any held by JPMorgan Chase & Co. or one of its affiliates.

9. Current Exposure Amount means the current dollar exposure of the ETNs to the Index, provided as a positive number, as of the date of this report, as more fully described in the relevant Pricing Supplement.

10. Sources: Reuters, JPMorgan. The values are calculated as of the date shown above. The returns indicated reflect the percentage change over the specified period ending on the date shown above, and are annualized where indicated. deviation and correlation are based on daily logarithmic returns from August 11, 2010 to and including the date shown above. Compared to arithmetic returns, logarithmic returns are lower for positive returns and have higher magnitude for negative returns. However, for small return calculations, such as the daily returns set forth in the charts above, the difference is expected to be minimal.

The returns, standard deviations and correlations are provided for informational purposes only. Correlation refers to correlation of the relevant index to the NYSE 10 Year Treasury Futures Index. The returns do not include the Investor Fee, the repurchase fee or any transaction costs or expenses. The data for the S&P 500 Index is price return and the data for the S&P GSCI Index and the S&P/BG Cantor U.S. Treasury Index are total return. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. There is no guarantee that the Index or the ETNs will outperform any investment strategy.

11. Sources: Reuters, JPMorgan. As of the date shown above. Each of these indices was calculated based on a level for such index set equal to 100 on the date specified as the beginning of the "custom time period" selected above. Historical performance of the Index is not indicative of future performance of the Index or the ETNs. Fluctuations in the Index may be more or less than that for the value of the ETNs. All returns displayed above reflect the index without deducting the Investor Fee or any applicable transaction fees. The data for the S&P 500 Index is price return and the data for the S&P/BG Cantor U.S. Treasury Index is based on a total return index which reflects the performance of that index including the reinvestment of interest payments on the debt securities which comprise the index. The data for the S&P GSCI Index is also presented as a total return index because the index performance includes interest that could be earned on funds committed to the trading of the futures contracts underlying that Index. There is no guarantee that the Index or the ETNs will outperform any alternative investment strategy.

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Key Features

Main Benefits:

- Benefits of the ETNs' leverage mechanism
- The ETNs employ a leverage reset mechanism that aims to reduce the frequency of leverage resets while maintaining the exposure of the ETNs to the underlying Index within a defined range. By resetting leverage only on predetermined dates, and when a leverage threshold of 180-220% is breached, the ETN seeks to provide leveraged exposure to the Index in a controlled manner. The ETN attempts to achieve this objective by monitoring its exposure daily and ensuring that if at anytime between two quarterly reset dates the exposure exceeds the stated 180-220% range, the ETN resets the next day back to an initial exposure of 200%. In addition, the ETN will reset the exposure back to 200% quarterly.
- The ETNs rebalance exposure to the Index on reset dates. Due to the compounding effect of the inverse leveraged performance of the Index, the cumulative percentage increase or decrease in the ETNs over a period longer than a reset period may diverge significantly in amount and possibly direction when compared to -200% of the cumulative percentage index performance over the same period.

Main Risks:

Risks associated with leverage and inverse leverage

- The ETNs provide inverse,short and leveraged exposure to the Index and are designed to be actively managed investments for sophisticated investors who understand leverage risk. Any positive performance of the Index will be inversely leveraged.
- If you hold the notes for longer than the period between any two consecutive Reset Dates, your percentage exposure will likely not be equal to -200% and may be greater in magnitude than -220% or less in magnitude than -180%.
- Due to the compounding of returns from one reset period to another, the performance of the ETNs for periods longer than the period between two consecutive Reset Dates will likely differ in amount and possibly direction from the inverse leveraged performance of the Index for the same period.
- The occurrence of reset dates is based on the level of the current exposure, which is based on the index performance. During periods of high volatility in the index, additional reset dates may occur frequently and could occur daily. The reset goes into effect one-trading day after the reset exposure amount is determined.

Other risks associated with the ETNs

- The ETNs do not pay interest, may result in a loss and are exposed to the credit risk of JPMorgan Chase & Co.
- The investor fee and repurchase fee will reduce returns.
- We will automatically redeem the ETNs and you will receive no payment on any day on which the Closing Note Value is zero.
- Potential conflicts: We and/or our affiliates act as calculation agent for the ETNs and hedge our obligations under the ETNs.
- Investing in the ETNs is not equivalent to directly taking a short position in 10 Year Treasury futures contracts.
- The Index was established on August 11, 2010, has little operating history and may perform in unexpected ways.
- The cash payment you receive, if we elect to redeem the ETNs, may be less than the amount you might have received if you determined when to dispose of the ETNs.
- If the notes are redeemed before maturity, you might not be able to reinvest the proceeds in an investment with similar characteristics
- The Index is not diversified. The futures contracts in the Index may be volatile.
- The ETNs may not have an active trading market and may not continue to be listed over their term.
- The Issuer's obligation to repurchase the ETNs is subject to substantial minimum size restrictions.
- You will not know how much you will receive upon early repurchase at the time that you make a repurchase election.
- The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section of the relevant product supplement and the "Selected Risk Considerations" in the relevant pricing supplement.

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Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.
Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-155535
To the extent there are any inconsistencies between this website and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this website.
Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the ETNs are uncertain.

The NYSE US Long Bond Treasury Futures Index is a service mark of NYSE Euronext or its affiliates ("NYSE Euronext") and is intended to be licensed for use by J.P. Morgan Securities LLC in connection with the notes. The notes are not sponsored, endorsed, sold or promoted by NYSE Euronext. NYSE Euronext makes no representations or warranties regarding the notes or the ability of the NYSE US Long Bond Treasury Futures Index or the NYSE US 10 Year Treasury Futures Tracker Index to track general treasury futures market performance.

NYSE EURONEXT MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE NYSE US TREASURY 30 YEAR FUTURES INDEX OR THE NYSE 10 YEAR TREASURY FUTRURES TRACKER INDEX OR ANY DATA INCLUDED THEREIN. IN NO EVENT SHALL NYSE EURONEXT HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

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